Exhibit 12.1

CINTAS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Six months ended November 30,	Year Ended May 31,
	2016	2016	2015	2014	2013	2012
Net income before income taxes	$382,476	$718,122	$653,324	$537,127	$484,065	$444,982
Capitalized interest	1,900	1,079	639	—	—	1,298
Fixed charges	31,012	68,712	68,415	68,247	68,015	74,399
Earnings	$415,388	$787,913	$722,378	$605,374	$552,080	$520,679

Fixed charges:
Interest component of rent expense	$1,673	$3,111	$2,615	$2,425	$2,303	$2,476
Interest expense	27,439	64,522	65,161	65,822	65,712	70,625
Capitalized interest	1,900	1,079	639	—	—	1,298
	$31,012	$68,712	$68,415	$68,247	$68,015	$74,399

Ratio of earnings to fixed charges	13.4	11.5	10.6	8.9	8.1	7.0